UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

3 Temasek Avenue,

#18-01, Centennial Tower,

Singapore 039190

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Annual General Meeting

On July 7, 2025, Genius Group Limited (the “Company”) held an Annual General Meeting at 3 Temasek Avenue, #18-01, Centennial Tower, Singapore 039190, The Atelier Meeting Room, at 4:00 p.m. (Singapore time) (the “AGM”), for the purpose of considering and if thought fit, passing, with or without amendments, the ordinary resolutions below:

PROPOSAL 1. To receive and adopt the Directors’ Statement and Audited Financial Statements for the financial year ended 31 December 2024, together with the Auditor’s Report.

For	Against	Total Shares Voted
15,389,054	302,103	15,691,157
(98.07%)	(1.93%)

Based on the foregoing votes, Proposal 1 was approved.

PROPOSAL 2. To approve the payment of directors’ fees and remuneration of directors for the financial year ended 31 December 2024.

For	Against	Total Shares Voted
13,939,107	1,251,276	15,190,383
(91.76%)	(8.24%)

Based on the foregoing votes, Proposal 2 was approved.

PROPOSAL 3. To re-elect Gary Michael Pattison as a Director, who is retiring in accordance with Regulation 88 of the constitution of the Company.

For	Against	Total Shares Voted
14,954,449	598,938	15,553,387
(96.15%)	(3.85%)

Based on the foregoing votes, Proposal 3 was approved.

PROPOSAL 4. re-elect Christiaan Christoffel Putter as a Director, who is retiring in accordance with Regulation 88 of the Constitution.

For	Against	Total Shares Voted
14,952,455	610,601	15,563,056
(96.08%)	(3.92%)

Based on the foregoing votes, Proposal 4 was approved.

PROPOSAL 5. To re-appoint Enrome LLP as the Auditor for the ensuing year and to authorize the Directors to fix their remuneration.

For	Against	Total Shares Voted
15,157,232	444,672	15,601,904
(97.15%)	(2.85%)

Based on the foregoing votes, Proposal 5 was approved.

PROPOSAL 6. To authorize Directors to issue shares ordinary shares.

For	Against	Total Shares Voted
13,076,653	1,937,460	15,014,113
(87.10%)	(12.90%)

Based on the foregoing votes, Proposal 6 was approved.

PROPOSAL 7. To authorize the proposed share buyback mandate.

For	Against	Total Shares Voted
15,476,510	188,712	15,665,222
(98.80%)	(1.20%)

Based on the foregoing votes, Proposal 7 was approved.

PROPOSAL 8. To authorize Directors to issue Class B ordinary Shares, Class C ordinary shares and Preference shares by special resolution.

For	Against	Total Shares Voted
13,012,740	2,008,149	15,020,889
(86.63%)	(13.37%)

Based on the foregoing votes, Proposal 8 was approved.

PROPOSAL 9. To authorize conversion of shares by special resolution.

For	Against	Total Shares Voted
13,461,584	1,389,897	14,851,481
(90.64%)	(9.36%)

Based on the foregoing votes, Proposal 9 was approved.

BOARD RESOLUTION

On July 8, 2025, subsequent to the shareholder approval of Proposal 7 at the AGM, the Directors passed a resolution authorizing the CEO to execute the share buyback for up to 100% of the total shareholder approved buyback limit of up to 20% of the Company’s issued Class A Ordinary Shares, in such manner, proportion and timing as he deems most appropriate to preserve shareholder value.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: July 9, 2025
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer
(Principal Executive Officer)